Global Wholehealth Partners Corp

2227 Avenida Oliva

San Clemente, California 92673

Phone: (714) 392-4112

Email: cstrongo@gmail.com

VIA EDGAR

March 20, 2020

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Division of Corporation Finance Office of Life Sciences

Re:	Global Wholehealth Partners Corp Amendment No. 1 to Registration Statement on Form 10-12G Filed January 28, 2020 File No. 000-56035

Dear Division of Corporation Finance Office of Life Sciences:

On behalf of Global Wholehealth Partners Corp (the “Company”) in response to comment by the United States Securities and Exchange Commission (the “Commission”) in its letter dated February 11, 2020, commenting on the Company’s Registration Statement on Form 10 filed on January 28, 2020 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 1 to Form 10 filed January 28, 2020 Item 1. Business, page 5

1.             We note your disclosure that Global Private has several contacts with suppliers and contract manufacturers in the in vitro diagnostic industry and that you were founded to develop, manufacture and market in vitro diagnostic tests. Please expand your disclosure to describe these "contacts" in the industry to clarify the nature of your relationships with these suppliers and manufacturers. If you have supply contracts with these parties, identify the parties and describe the material terms, including the products or product classes supplied or manufactured pursuant to the agreement. File the agreements as exhibits or provide us with an analysis supporting your determination that they are not required to be filed.

Response: We have updated Form 10 Amendment No. 2 to incorporate.

2.             Expand your disclosure to explain how you acquired the rights to your products. Did you develop them in house or license them from other parties? If you licensed them, please describe your licensing agreements and all material terms. Please either file the agreements or provide us with an analysis supporting your determination that the agreements are not required to be filed.

Response: We have updated Form 10 Amendment No. 2 to incorporate.

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Our Core Products, page 6

3.             With respect to your products identified as "Not FDA Approved," please clarify whether you are in the process of seeking FDA approval or if you have determined FDA approval is not necessary. If you believe FDA approval is not required, please provide additional explanation.

Response: We have updated Form 10 Amendment No. 2 to incorporate.

Item 5. Directors and Officers Biographical Information

Current Directors and Officers, page 23

4.             We note your revisions to Mr. Strongo's biography on page 23 in response to comment 12. Please revise Mr. Strongo's biography to substantiate or delete the phrase "proven track record."

Response: We have updated Form 10 Amendment No. 2 to remove the phrase” with a proven track record”.

5.             We note your revisions in response to comment 14. Please further revise the biography for Ms. Gonzales on page 23 to disclose the dates of her employment at Sharp Memorial Hospital, Autism Fragile X Foundation, Nunzia Pharmaceutical Company, and LionsGate Funding Group LLC, and describe the principal business of the latter two companies. Refer to Item 401(e)(1) of Regulation S-K. In addition, please revise the biographies for Mr. Strongo and Mr. Johnson to disclose their employment with Nunzia Pharmaceutical Company. In that regard, we note that the Form 10-12B filed by Nunzia Pharmaceutical Company on January 6, 2020 lists Messrs. Strongo and Johnson as CEO and CFO, respectively.

Response: We have updated Form 10 Amendment No. 2 to add the requested disclosure to the biographies of Mr. Strongo, Mr. Johnson and Mrs. Gonzales

Legal Proceedings, page 24

6.             In your response to comment 15, you state that Mr. Strongo resigned as the CEO and Chairman of EarlyDETECT, Inc. in November 2009. However, the biography for Mr. Strongo on page 23 states, "Since March 2004, Mr. Strongo has served as President and Chief Executive Officer of EarlyDETECT, Inc." Please reconcile this apparent inconsistency.

Response: We have updated Form 10 Amendment No. 2, Mr. Strongo’s biography on age 23 to update the dates of service for EarlyDETECT to reflect “from March 2004 through November 2009” in order to resolve the noted inconsistency.

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Item 7. Certain Relationships and Related Transactions, and Director Independence, page 25

7.             We reissue comment 16 in part. Please revise this section to provide the disclosure required by Item 404(a) of Regulation S-K for the Stock Sale and Purchase Agreement filed as Exhibit 4.1. We note in that regard the revised biography for Ms. Gonzales on page 23, in which you state, "Sara is the Managing Member of LionsGate Funding Group LLC, which was the controlling entity of Global WholeHealth Partners Corp (Private company) and Global WholeHealth Partner Corp (public company). Sara is affiliated with a controlling entity."

Response: We have updated Form 10 Amendment No. 2 to add the section titled Transactions with related persons, promoters and certain control persons where we disclose the Stock Purchase Agreement provided as Exhibit 4.1.

Item 13. Financial Statements and Supplementary Data, page 31

8.             We note you removed the unaudited interim financial statements for the three months ended September 30, 2019 and 2018. Please revise to provide financial statements and the related management's discussion and analysis for the appropriate interim periods or tell us why you believe this information is not required. See Item 13 of the Form 10 requirements, Rule 8-08 of Regulation S-X and Item 303(b) of Regulation S-K.

Response: We have updated Form 10 Amendment No. 2 to include the most recent interim financial statements. Further we note there is no provision for an MD&A on form 10 (See here: https://www.sec.gov/files/form10.pdf.

Please feel free to contact me should you require additional information at (714) 392-4112 or cstrongo@gmail.com.

Global Wholehealth Partners Corp

By: /s/ Charles Strongo

Charles Strongo, Chief Executive Officer

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